Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Appendix 4D — Half Year Ended 30 September 2005

	Half Year 30 September
	2005		2004
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		736.0		607.0	up	21%
Operating Profit From Continuing Operations After Tax Attributable to Shareholders		103.5		61.8	up	67%
Operating Profit including Discontinued Operations Attributable to Shareholders		103.5		61.1	up	69%
Net tangible assets per ordinary share	US$	1.54	US$	1.20	up	28%
Dividend Information
▪	An interim dividend of US4 cents per share/CUFS is payable to share/CUFS holders on 16 December 2005. A dividend of US6 cents per share/CUFS was paid on 1 July 2005 and a dividend of US3 cents per share/CUFS was paid on 1 July 2004.

▪	Record Date is 29 November 2005 to determine entitlements to this interim dividend (i.e. on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, by 5.00pm if securities transfers are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

▪	This dividend and future dividends will be unfranked for Australian taxation purposes.

▪	This dividend is subject to Dutch withholding tax of 25%. Many Australian resident holders may reduce the withholding tax rate to 15% deduction if they are eligible and have completed and lodged a current special Form A before dividend record date with the Company’s registrar, Computershare Investor Services Pty Ltd, level 3, 60 Carrington Street, Sydney NSW 2000, Australia. Holders with 25% withholding tax may be eligible to reclaim a portion of the tax after payment date. For withholding tax information see: www.jameshardie.com (select Investor Relations, then Shareholder services then Tax Information) or contact Computershare.

▪	The Australian currency equivalent amount of dividend to be paid to CUFS holders will be announced to the ASX on 30 November 2005.

▪	No dividend reinvestment plans are available for this dividend.
Movements in Controlled Entities during half year ended 30 September 2005:
The following entity was incorporated: LGTDD Pty Ltd (6 September 2005)
The following entity was sold: James Hardie Fibrocementos Limitada (9 July 2005)
The following entities were liquidated on 23 August 2005: James Hardie Australia Finance Pty Ltd, James Hardie FCTA Pty Ltd, James
Hardie NSW Investments Pty Ltd and Snidloh Pty Ltd.
Review
The results and financial information included within this Half Year Report have been prepared using USGAAP and have been subject to an independent review by external auditors.
Results for the 2nd Quarter and Half Year ended 30 September 2005
Contents
1.	Media Release

2.	Results at a Glance

3.	Management’s Analysis of Results

4.	Consolidated Financial Statements

5.	Management Presentation
The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2005 Annual Report which can be found on the company website at www.jameshardie.com James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

media release

Analyst and Media enquiries about results,
please contact Steve Ashe on
10 November 2005	Tel: 61 2 8274 5246 Mob: 0408 164 011
2nd quarter operating profit up 93% to US$47.6 million
Half year operating profit up 67% to US$103.5 million
James Hardie today announced a 93% increase in operating profit from continuing operations to US$47.6 million for the three months ended 30 September 2005.
The 2nd quarter highlights include a 25% increase in net sales, a 41% increase in gross profit and a 91% lift in EBIT.
Our USA Fibre Cement business was again the standout performer, with strong demand leading to a 33% increase in net sales and a 76% improvement in EBIT for the quarter.
Our Asia Pacific Fibre Cement business performed relatively well in markets that continued to weaken during the quarter. Australia and New Zealand recorded a 3% increase in EBIT and our Philippines business delivered another positive EBIT result.
The strong second quarter performance lifted operating profit from continuing operations by 67% for the half year to US$103.5 million.
Diluted earnings per share from continuing operations increased 89% for the quarter from US 5.4 cents to US 10.2 cents, and 66% for the half year from US 13.4 cents to US 22.3 cents.
Further costs were incurred in connection with the Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation (the SCI) and other related matters. These costs totalled US$4.7 million for the quarter and US$9.9 million for the half year.
The company has declared an interim dividend of US 4.0 cents a share. The dividend will be paid on 16 December 2005 to shareholders registered on 29 November 2005. Last year we omitted paying an interim dividend, but paid a final dividend of US 6.0 cents a share.
2nd Quarter and First Half at a Glance

US$ Million	Q2 FY06	Q2 FY05	%+ (-)	HY FY06	HY FY05	%+ (-)
Net sales	$376.6	$300.9	25	$736.0	$607.0	21
Gross profit	137.3	97.1	41	282.6	208.4	36
SCI and other related expenses	(4.7)	(5.6)	(16)	(9.9)	(8.5)	16
EBIT	76.4	40.0	91	163.3	98.3	66
Net interest expense	(1.0)	(1.3)	(23)	(1.7)	(3.8)	(55)
Income tax expense	(27.8)	(12.1)	130	(58.1)	(30.8)	89
Operating profit from continuing operations	47.6	24.7	93	103.5	61.8	67
Net operating profit including discontinued operations	47.6	24.8	92	103.5	61.1	69

In this Media Release, we present financial measures that we believe are customarily used by our Australian investors. In each case where we present one of these measures, the equivalent US GAAP financial measure is defined in the Definitions section on page 5. Specifically, these measures include “EBIT”, “EBIT margin”, “Operating profit from continuing operations”, and “Net operating profit including discontinued operations”. The Definitions section also includes other terms that we use for measuring our sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”). Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter and half year of the current fiscal year versus the 2nd quarter and half year of the prior fiscal year.

Commentary
James Hardie CEO, Louis Gries, said: “Further market penetration across our major markets in North America helped deliver very strong top line growth in the second quarter and we remain on track to achieve our business targets for the year.
“There was also significant improvement in our bottom line despite large cost increases in North America for cement, energy and freight.
“Housing construction activity in North America is expected to remain positive, although we expect the level of activity to slow a little over the remainder of the year,” said Mr Gries.
“We are also continuing to generate substantial cash and further strengthen the company’s strong financial position.
“Further progress has been made on completing the steps towards finalisation of a Principal Deed with the NSW Government for a voluntary long term funding arrangement for asbestos compensation, but we are still working on some important matters of difference,” Mr Gries said.
USA Fibre Cement — Strong Top Line and Bottom Line Growth
Net sales increased 33% to US$307.4 million in the 2nd quarter, compared to the same quarter last year, due to a 21% lift in sales volumes to 556.8 million square feet and a 10% increase in the average net sales price to US$552 per thousand square feet.
Both new residential housing construction and repair and remodelling activity remained buoyant during the quarter. Overall, we grew sales at a rate significantly faster than the rate of growth in the market and achieved further market share gains against alternative materials. Demand grew in both our emerging and established markets and across our interior and exterior product categories.
Sales during the quarter were only slightly affected by the hurricanes that hit the Gulf Coast in September. The most affected states, Louisiana and Mississippi, account for less than 5% of our total USA Fibre Cement sales.
Despite higher costs for cement, energy and freight, strong sales growth lifted EBIT 76% to US$86.1 million for the quarter and 61% to $180.2 million for the half year. The EBIT margin was 28.0% for the quarter and 30.3% for the half year.
Australia and New Zealand (ANZ) Fibre Cement
Net sales increased 4% to US$57.8 million for the quarter due to favourable foreign currency movements, partly offset by a 2% decrease in sales volumes. In Australian dollars, net sales were down 2% due to weaker housing activity in Australia compared to the same period a year ago. The average net sales price was flat compared to the same quarter last year.
ANZ Fibre Cement EBIT was up 3% for the quarter and 1% for the half year despite the impact of a softer housing market in Australia and New Zealand. The EBIT margin was 19.6% for the quarter and 19.7% for the half year.
Media Release: James Hardie—2nd Quarter and Half Year Results FY06

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Philippines — EBIT positive
Our Philippines business remained EBIT positive for the quarter and half year despite a further deterioration in domestic construction activity due to increased political and economic uncertainty.
USA Hardie Pipe — Reduced EBIT loss
There was a further reduction in EBIT loss despite a decline in sales revenue for the quarter.
Europe Fibre Cement — Growing steadily
Net sales are continuing to grow steadily as we expand our distribution network and increase awareness of our backer and siding products among distributors, builders and contractors.
Artisan™ Roofing — Proving business model
The business has continued to focus on proving its longer-term business model during the quarter and half year.
Proposed Voluntary Asbestos Compensation Funding Arrangement
We are continuing to work towards completing a Principal Deed with the NSW Government to establish and fund voluntarily a special purpose fund to provide compensation on a long-term basis for proven asbestos-related claims against Amaba, Amaca, ABN 60 and Asbestos Mines (former James Hardie Australian subsidiaries). When we entered into the non-binding Heads of Agreement in December 2004, it specified, as part of that agreement, that tax deductibility of payments to the special purpose fund was a condition precedent to a binding agreement. This recognised that all parties to the Heads of Agreement (The Australian Council of Trade Unions, UnionsNSW, the NSW Government, a representative of the asbestos claimants and James Hardie) agreed that tax deductibility of the payments is a critical factor regarding affordability of the proposed voluntary funding arrangements. We are continuing to discuss tax deductibility of the payments with the Australian Taxation Office and the Federal Treasury.
Under applicable accounting standards, we have not established a provision for asbestos-related liabilities as at 30 September 2005, because at this time such liabilities do not fall within the relevant accounting definitions of being probable and estimable. The need for the establishment of a provision for asbestos-related liabilities will continue to be reviewed as discussions on the voluntary funding proposal continue.
Readers are referred to Note 8 of our Financial Report as at 30 September 2005 for further information on our voluntary asbestos compensation funding proposal, the SCI and other associated developments.
Outlook
In North America, housing construction and repair and remodelling activity is expected to maintain a healthy pace for the second half, albeit slightly slower than recent robust levels.
While the fundamentals, such as favourable mortgage rates, household income and employment growth, continue to support housing demand, further modest interest rate increases are expected to flatten activity to a slightly slower pace.
Media Release: James Hardie—2nd Quarter and Half Year Results FY06

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According to The National Association of Home Builders in October, 2005: “The housing market is seeking out a peak, and while it is still too early to conclude that it has found one — with housing starts increasing 3.4% in September and the third quarter exceeding expectations — there is growing evidence that the Federal Reserve has started to hit its mark and housing will lose some of its exuberance in the period ahead”.
We expect top line growth to continue to be driven by increased demand for both our exterior and interior products in North America, as we further grow our market share against alternative materials. We also anticipate continued high costs for cement, energy and freight over the short-term.
In our ANZ Fibre Cement business, we do not expect improvement in the short-term to the weak housing construction and renovation markets in Australia, but growth in primary demand for fibre cement and further market share gains are expected. Some product bans and boycotts remain and are not expected to be lifted until final agreement is reached on our voluntary long-term asbestos compensation funding proposal. In New Zealand, building consents have continued to decline and this is expected to further soften housing construction activity in the short-term.
In the Philippines, we expect demand from building and construction activity to be slightly stronger in the third quarter, but this is dependent on how the current political and economic uncertainty develops.
Consistent with when we announced our first quarter results in August this year, we remain confident that fiscal year 2006 operating profit from continuing operations, excluding SCI and other related costs, will fall within the range of US$200 million to US$220 million.
We continue to incur costs associated with the SCI and other related matters, including: the negotiation of the Principal Deed with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against former Australian James Hardie subsidiary companies; co-operating with the Australian Securities and Investments Commission’s ongoing investigation into the circumstances surrounding the establishment of the Medical Research and Compensation Foundation; and in providing an updated actuarial assessment of the total asbestos liabilities of the former subsidiary companies. These costs are again likely to be material over the short term.
Ends.
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation, a Financial Report and a Results at a Glance Document.
These documents, along with the audio webcast of the presentation, are available from the Investor Relations section of the company website at www.jameshardie.com
Media Release: James Hardie—2nd Quarter and Half Year Results FY06

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Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.
EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.
Operating profit from continuing operations — is equivalent to the US GAAP measure of income from continuing operations.
Net operating profit including discontinued operations — is equivalent to the US GAAP measure of net income.
Disclaimer
     This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Media Release: James Hardie—2nd Quarter and Half Year Results FY06

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Results at a glance
2nd Quarter and Half Year — 10 November 2005

	2nd QTR FY06							HY06
US$Millions

James Hardie

Net Sales	Up		25%	to	US$	376.6		Up		21%	to	US$	736.0
EBIT	Up		91%	to	US$	76.4		Up		66%	to	US$	163.3
Operating Profit from Continuing Operations	Up		93%	to	US$	47.6		Up		67%	to	US$	103.5
Net Operating Profit Including Discontinued Operations	Up		92%	to	US$	47.6		Up		69%	to	US$	103.5
EBIT Margin	Up	7.0	pts	to		20.3%		Up	6.1	pts	to		22.3%

USA Fibre Cement

Net Sales	Up		33%	to	US$	307.4		Up		26%	to	US$	594.9
EBIT	Up		76%	to	US$	86.1		Up		61%	to	US$	180.2
EBIT Margin	Up	6.8	pts	to		28.0%		Up	6.5	pts	to		30.3%
Volume	Up		21%	to		556.8	mmsf	Up		14%	to		1080.2	mmsf

Asia Pacific Fibre Cement

Net Sales	Up		2%	to	US$	63.5		Up		5%	to	US$	125.2
EBIT	Down		2%	to	US$	12.0		Up		1%	to	US$	24.4
EBIT Margin	Down	0.8	pts	to		18.9%		Down	0.8	pts	to		19.5%
Volume	Down		9%	to		93.7	mmsf	Down		6%	to		185.7	mmsf

Key Ratios

Earnings Per Share (Diluted)	22.3cents
EBIT Margin	22.3%
Return on Shareholders Funds (Annualised — including discontinued operations)	31.0%
Return on Capital Employed (Annualised)	36.9%
Gearing Ratio	(3.4)%
Net Interest Expense Cover	98.4	x
Net Interest Paid Cover	44.8	x
Net Debt Payback	(2.2)months
All comparisons are against the 2nd quarter and half year of the previous fiscal year. All dollar amounts are in US$ millions. Results are for continuing businesses only unless otherwise stated. Note: This document should be read in conjunction with other 2nd quarter and half year results materials including a Media Release, a Management’s Discussion and Analysis, a Management Presentation and a Financial Report. Please refer to the Definitions section on the next page for an explanation of certain financial terms used above.
Results at a Glance: James Hardie—2nd Quarter and Half Year Results FY06
 1

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT Margin — EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.
EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.
Operating profit from continuing operations — is equivalent to the US GAAP measure of income from continuing operations.
Net operating profit including discontinued operations — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet
Financial Ratios
Net debt payback — Net cash/debt divided by cash flows from operations times 12 months.
Gearing Ratio — is borrowings less cash (net debt) divided by net debt plus shareholders’equity.
Net Interest Expense Cover — EBIT divided by Net Interest Expense.
Results at a Glance: James Hardie—2nd Quarter and Half Year Results FY06
 2

management’s analysis of results
10 November 2005
James Hardie Industries N.V
Results for the 2nd Quarter and Half Year Ended 30 September 2005

		Three Months and First Half Ended 30 September
US GAAP — US$ Million		Q2 FY06		Q2 FY05	% Change		HY FY06		HY FY05	% Change
Net Sales
USA Fibre Cement		$307.4		$231.0	33		$594.9		$471.7	26
Asia Pacific Fibre Cement		63.5		62.5	2		125.2		119.8	5
Other Fibre Cement		5.7		7.4	(23)		15.9		15.5	3

Total Net Sales		376.6		300.9	25		736.0		607.0	21
Cost of goods sold		(239.3)		(203.8)	17		(453.4)		(398.6)	14
Gross profit		137.3		97.1	41		282.6		208.4	36
Selling, general & administrative expenses		(49.7)		(45.5)	9		(95.2)		(90.6)	5
Research & development expenses		(7.1)		(5.3)	34		(13.4)		(10.3)	30
Special Commission of Inquiry (SCI) & other related expenses		(4.7)		(5.6)	(16)		(9.9)		(8.5)	16
Other operating income / (expenses)		0.6		(0.7)	(186)		(0.8)		(0.7)	14
EBIT		76.4		40.0	91		163.3		98.3	66
Net interest expense		(1.0)		(1.3)	(23)		(1.7)		(3.8)	(55)
Other expenses, net		—		(1.9)	—		—		(1.9)	—

Operating profit from continuing operations before income taxes		75.4		36.8	105		161.6		92.6	75
Income tax expense		(27.8)		(12.1)	130		(58.1)		(30.8)	89
Operating Profit From Continuing Operations		$47.6		$24.7	93		$103.5		$61.8	67

Net Operating Profit Including Discontinued Operations		$47.6		$24.8	92		$103.5		$61.1	69

Tax rate		36.9%		32.9%			36.0%		33.3%

Volume (mmsf)
USA Fibre Cement		556.8		459.7	21		1080.2		950.1	14
Asia Pacific Fibre Cement		93.7		102.6	(9)		185.7		196.8	(6)

Average net sales price per unit (per msf)
USA Fibre Cement	US	$552	US	$503	10	US	$551	US	$496	11
Asia Pacific Fibre Cement	A	$891	A	$850	5	A	$882	A	$850	4
In this Management’s Analysis of Results, we present financial measures that we believe are customarily used by our Australian investors. In each case where we present one of these measures, the equivalent US GAAP financial measure is defined in the Definitions section on page 11. Specifically, these measures include “EBIT”, “EBIT margin”, “Operating profit from continuing operations before income taxes”, “Operating profit from continuing operations”, and “Net operating profit including discontinued operations”. The Definitions section also includes other terms that we use for measuring our sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); and the financial ratio “Net cash/debt”. Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter and half year of the current fiscal year versus the 2nd quarter and half year, respectively, of the prior fiscal year.

Total Net Sales
Total net sales for the quarter increased 25% compared to the same quarter of the previous year, from US$300.9 million to US$376.6 million. For the half year, total net sales increased 21% from US$607.0 million to US$736.0 million.
Net sales from USA Fibre Cement for the quarter increased 33% from US$231.0 million to US$307.4 and 26% for the half year from US$471.7 million to US$594.9 million, due to continued growth in sales volumes and a higher average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter increased 2% from US$62.5 million to US$63.5 million and 5% for the half year from US$119.8 million to US$125.2 million, due to favourable foreign currency movements and stronger net sales in New Zealand.
Net sales from Other Fibre Cement for the quarter decreased 23% from US$7.4 million to US$5.7 million and increased 3% for the half year from US$15.5 million to US$15.9 million. Net sales for the quarter and half year were affected by the sale of our Chilean flat sheet business in July of this year and a decline in net sales in our USA Hardie Pipe business, partially offset by sales growth in our European Fibre Cement business.
USA Fibre Cement
Quarter
Net sales for the quarter increased 33%, compared to the same quarter last year, from US$231.0 million to US$307.4 million, due to increased sales volumes and a higher average net sales price.
Sales volume increased 21% from 459.7 million square feet to 556.8 million square feet for the quarter, as primary demand for fibre cement products grew strongly.
The average net sales price increased 10% from US$503 per thousand square feet to US$552 per thousand square feet, due mainly to price increases for certain products that were implemented during the past fiscal year. A small portion of the increase was due to proportionally stronger growth of differentiated, higher-priced products.
Half year
Net sales increased 26% from US$471.7 million to US$594.9 million, due to increased sales volumes and a higher average net sales price.
Sales volume increased 14% from 950.1 million square feet to 1,080.2 million square feet, due mainly to growth in primary demand for fibre cement and a favourable housing construction market.
The average net sales price increased 11% compared to the same period last year, from US$496 per thousand square feet to US$551 per thousand square feet. The increase was due to price increases that were implemented for certain products during the past fiscal year and, to a lesser extent, proportionally stronger growth of differentiated, higher-priced products.
Discussion
New housing construction remained at very solid levels for both the quarter and half year, buoyed by low interest rates and strong house prices. Repair and remodelling activity also remained at healthy levels due to increased home sales, strong house prices, increased owner equity and low interest rates.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	2

There was strong demand through the quarter and half year in both our emerging and established geographical markets and in our interior and exterior product categories.
In exterior products, demand grew across all key markets and we continued to achieve further market share growth at the expense of alternative materials, mainly vinyl and wood-based siding. There was strong sales growth in our higher-priced differentiated products including the ColorPlus® Collection of pre-painted siding, Harditrim® XLD® planks, vented soffits and Heritage® panels.
In our interior products market, sales grew strongly and additional market share was gained during the quarter in both our Hardibacker 500® half-inch backerboard and our quarter-inch backerboard products.
During the quarter, we continued to roll out and drive our ColorPlus™ business strategy in our emerging markets, aimed at providing proprietary pre-painted exterior products for new residential construction. This strategy is progressing well. It improves our product positioning in vinyl siding dominant markets and increases revenue and contribution per unit.
In our established markets, the business continued to focus on growth strategies, including an increased focus on the repair and remodel segment.
During the quarter, sales in our established markets were slightly affected by the impact of hurricanes that caused considerable damage along the Gulf Coast, particularly in Louisiana and Mississippi. Sales in these two states account for less than 5% of total sales of our USA Fibre Cement business.
During the first half of the year, we commenced the ramp-up of the new trim line at our Peru, Illinois plant and continued the ramp-up of additional pre-painting capacity at that plant. In addition, we continued the ramp-up of our new West Coast manufacturing plant at Reno, Nevada. We expect to construct additional pre-finishing capacity at other plants in our emerging markets during the second half of this fiscal year.
Asia Pacific Fibre Cement
Net sales for the quarter increased 2% from US$62.5 million to US$63.5 million. Net sales decreased 4% in Australian dollars due to a 9% decline in sales volume from 102.6 million square feet to 93.7 million square feet, partly offset by a 5% increase in the average net sales price.
Net sales for the half year increased 5% from US$119.8 million to US$125.2 million. Net sales decreased 2% in Australian dollars due to a 6% decline in sales volume from 196.8 million square feet to 185.7 million square feet, partly offset by a 4% increase in the average net sales price.
Australia and New Zealand Fibre Cement
Quarter
Net sales increased 4% from US$55.6 million to US$57.8 million due to favourable foreign currency movements, partly offset by a 2% decrease in sales volumes. In Australian dollars, net sales decreased 2%. The average net selling price was flat compared to the same quarter last year.
Half year
Net sales increased 6% from US$107.4 million to US$113.9 million due to favourable foreign currency movements, partly offset by a 1% decrease in sales volumes. In Australian dollars, net sales decreased 1%. The average net sales price was flat compared to the same period last year.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	3

Discussion
In Australia, the residential housing construction market continued to soften during the quarter and half year, particularly in the eastern states. New housing approvals compared to the same quarter last year were 8% lower in total and 20% lower in New South Wales. New residential housing activity has also reflected a decline in housing commencements for the half year, compared to the same period last year.
Despite the overall weaker market, strategies designed to grow primary demand for fibre cement are helping our Australian business increase market share. In New Zealand, housing construction activity was also weaker, but the business is continuing to grow sales, led by sales of our Linea® weatherboards.
We launched our Linea® weatherboards in Queensland during the half year. The Linea® weatherboard range has generated significant demand in New Zealand following its launch there in 2003, and the product is now one of our best selling products in that country.
There has been a progressive lifting of product bans and boycotts following the signing of the Heads of Agreement in December 2004, but some new product bans and boycotts were applied in certain areas during the second quarter. We do not believe bans and boycotts will be completely lifted until our proposal for a voluntary long-term asbestos compensation funding arrangement is finalised, approved by lenders and shareholders, and implemented.
Philippines Fibre Cement
Quarter
Net sales decreased 19% from US$6.9 million to US$5.6 million due to a 29% decrease in sales volumes, partly offset by a 17% increase in the average net selling price. In local currency, net sales decreased 18%. Demand continued to weaken during the quarter as inflation and increased political uncertainty further affected economic conditions and domestic construction activity.
Half year
Net sales decreased 10% from US$12.4 million to US$11.2 million due to a 22% decrease in sales volumes, partly offset by a 16% increase in the average net sales price as a result of price increases and an increase in the proportion of export sales. In local currency, net sales decreased 10%.
Demand was adversely affected during the half year by weaker domestic construction activity resulting from uncertainty associated with increased domestic political and economic instability.
Other Fibre Cement
USA Hardie Pipe
Non-residential construction activity in Florida remained buoyant during the quarter and half year. Despite this, net sales for both the quarter and half year decreased compared to the corresponding periods of the prior year due to weaker sales volumes, partly offset by higher average selling prices.
Europe Fibre Cement
Net sales increased for both the quarter and half year compared to the corresponding periods of the prior year due to stronger demand and higher average net sales prices. Demand in Europe continues to grow steadily as the business expands its distribution network and increases awareness of its products among builders, distributors and contractors.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	4

Artisan™ Roofing
The business continued to work on proving out its longer term business model during the quarter and half year.
Chile Fibre Cement
Our Chilean business was sold in July of this year due to its small scale and limited strategic fit.
Gross Profit
Quarter
Gross profit increased 41% from US$97.1 million to US$137.3 million, primarily due to strong gross profit improvement in our USA Fibre Cement business. The gross profit margin increased 4.2 percentage points to 36.5%.
USA Fibre Cement gross profit increased 51% compared to the same quarter last year, due to increased net sales, partly offset by higher cost of sales and freight costs. The higher cost of sales resulted primarily from increased sales of higher-priced, differentiated products and higher cement and energy costs. Higher freight costs were primarily related to an increase in length of haul and fuel surcharges. The gross margin increased 4.5 percentage points.
Asia Pacific Fibre Cement gross profit increased 1% due to a gross profit improvement in our Australian and New Zealand business, mainly as a result of favourable foreign currency movements. In local currency, gross profit decreased 4% due to decreases in both our Australia and New Zealand and Philippines businesses. In Australia and New Zealand, the decrease was due mainly to lower net sales and higher freight costs. The reduction in performance of our Philippines business was due to reduced sales revenue and higher manufacturing costs. There was no change in the gross margin.
Half year
Gross profit increased 36% from US$208.4 million to US$282.6 million, due mainly to a strong gross profit improvement in our USA Fibre Cement business. The gross profit margin increased 4.1 percentage points to 38.4%.
USA Fibre Cement gross profit increased 42% compared to the same period last year due to increased net sales, partly offset by higher cost of sales and freight costs. The higher cost of sales resulted primarily from higher raw material costs, increased sales of higher-priced, differentiated products, ramp-up costs associated with planned growth initiatives and higher energy costs. Higher freight costs primarily related to an increase in length of haul and fuel surcharges. The gross profit margin increased 4.5 percentage points.
Asia Pacific Fibre Cement gross profit increased 3% due to favourable foreign currency movements and a gross profit improvement in our Australia and New Zealand Fibre Cement business. In local currency, gross profit decreased 3% due to lower net sales and higher freight costs in our Australia and New Zealand business and lower net sales in our Philippines business. The gross margin decreased 0.4 of a percentage point.

James Hardie—2nd Quarter and Half Year FY06 Management’s Analysis of Results	5

Selling, General and Administrative (SG&A) Expenses
SG&A expenses increased 9% for the quarter, from US$45.5 million to US$49.7 million, due mainly to increased corporate costs reflecting increases in professional service fees and employee numbers, and increased spending on growth initiatives in our USA Fibre Cement and Australia and New Zealand Fibre Cement businesses. As a percentage of sales, SG&A expenses were 1.9 percentage points lower at 13.2%.
For the half year, SG&A expenses increased 5% from US$90.6 million to US$95.2 million, due mainly to increased corporate costs reflecting increases in professional service fees and employee numbers, and increased marketing spending in our Australia and New Zealand Fibre Cement business. As a percentage of sales, SG&A expenses decreased 2.0 percentage points to 12.9%.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were flat for the quarter at US$3.0 million and 3% higher for the half year at US$6.1 million.
Other research and development costs associated with commercialisation of projects in business units are included in the business-related unit segment results. In total, these commercialisation costs increased 78% to US$4.1 million for the quarter and 66% to US$7.3 million for the half year.
SCI and Other Related Expenses
In February 2004, the Government of New South Wales in Australia established a Special Commission of Inquiry (SCI) to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established. Shortly after release of the SCI report on 21 September 2004, we commenced negotiations with the NSW Government, the Australian Council of Trade Unions, UnionsNSW and a representative of asbestos claimants in relation to our offer to the SCI on 14 July 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former group subsidiary companies. On 21 December 2004, we entered into a Heads of Agreement with the above parties to establish and fund a special purpose fund to provide funding for these claims on a long-term basis. We subsequently entered into negotiations with the NSW Government on a binding agreement (Principal Deed) that we intend to submit to shareholders for approval upon completion.
Further information on the SCI and other related matters can be found in Note 8 of our Financial Report as at 30 September 2005.
Costs incurred during the quarter associated with the SCI and other related matters totalled US$4.7 million, bringing the total for the half year to US$9.9 million, compared with US$8.5 million incurred in the first half of the prior fiscal year.
Other Operating Income/(Expenses)
Other operating income of US$0.6 million relates to an adjustment made on completion of the sale of our Chilean business in July of this year. The same quarter of the prior year includes an expense of US$0.7 million that relates to the loss on sale of land in Sacramento, California.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	6

EBIT
EBIT for the quarter increased 91% from US$40.0 million to US$76.4 million. The EBIT margin increased 7.0 percentage points to 20.3%. EBIT for the quarter includes SCI and other related expenses of US$4.7 million. For the half year, EBIT increased 66% from US$98.3 million to US$163.3 million. The EBIT margin increased 6.1 percentage points to 22.3%. EBIT for the half year includes SCI and other related expenses of US$9.9 million.
USA Fibre Cement EBIT for the quarter increased 76% from US$49.0 million to US$86.1 million. The increase was due to higher prices and sales volumes, partly offset by higher cost of sales, SG&A expenses and freight costs. The EBIT margin increased 6.8 percentage points to 28.0% for the quarter. For the half year, EBIT increased 61% from US$112.1 million to US$180.2 million. The increase was due to higher prices and sales volumes, partly offset by higher cost of sales, SG&A expenses and freight costs. The EBIT margin increased 6.5 percentage points to 30.3% for the half year.
Asia Pacific Fibre Cement EBIT for the quarter decreased 2% from US$12.3 million to US$12.0 million, primarily due to a decrease in EBIT in our Philippines Fibre Cement business. The EBIT margin decreased 0.8 of a percentage point to 18.9%. For the half year, EBIT increased slightly from US$24.3 million to US$24.4 million. The EBIT margin was 0.8 of a percentage point lower, at 19.5%.
Australia and New Zealand Fibre Cement EBIT for the quarter increased 3% from US$11.0 million to US$11.3 million. In Australian dollars, EBIT decreased 3% due to lower net sales as a result of weaker market conditions and increased freight and SG&A expenses associated with the launch of our Linea® weatherboards in Australia. The EBIT margin decreased 0.2 of a percentage point to 19.6%. For the half year, EBIT increased 1% from US$22.1 million to US$22.4 million. In Australian dollars, EBIT decreased 5% for the half year due to lower net sales, mainly as a result of weaker market conditions and increased freight and SG&A expenses associated with the launch of our Linea® weatherboards in Australia. The EBIT margin decreased 0.9 of a percentage point to 19.7%.
The Philippines Fibre Cement business recorded a decrease in EBIT for the quarter and half year due to the impact of weaker domestic construction activity on demand for our products.
Our USA Hardie Pipe business continued to reduce its EBIT loss, despite a decline in sales revenue for the quarter.
Our Europe Fibre Cement business incurred an EBIT loss for the quarter and half year as it continued to build sales.
Our Chilean Fibre Cement business was sold in July this year.
General corporate costs for the quarter increased by US$1.4 million from US$13.7 million to US$15.1 million. This increase was primarily due to an increase of US$2.4 million in professional service fees and other general corporate costs, and a US$0.7 million increase in employee share-based compensation expense from stock options and from stock appreciation rights caused by an increase in our share price. These increases were partially offset by a US$0.9 million decrease in expenses related to the SCI and other related expenses. In the prior year, we incurred a US$0.7 million loss on the sale of land owned in Sacramento that did not recur this year.
General corporate costs for the half year increased US$4.9 million from US$23.1 million to US$28.0 million. This increase was primarily due to an increase of US$2.6 million in professional service fees and other general corporate costs, a US$1.6 million increase in employee share-based compensation expense from stock options and stock appreciation rights caused by an increase in our share price, and a US$1.4 million increase in expenses related to the SCI and other related expenses. In the prior year, we incurred a US$0.7 million loss on the sale of land owned in Sacramento that did not recur this year.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	7

Net Interest Expense
Net interest expense for the quarter decreased by US$0.3 million from US$1.3 million to US$1.0 million. For the half year, net interest expense decreased by US$2.1 million from US$3.8 million to US$1.7 million. The decreases in net interest expense for the quarter and half year were primarily due to an increase in interest income due to higher average cash balances, and lower interest expense due to lower average debt balances compared to the same periods last year.
Other Expenses, Net
Other operating expense consists of a US$1.9 million impairment charge that we recorded in the second quarter of the prior year relating to an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code.
Income Tax Expense
Income tax expense for the quarter increased US$15.7 million from US$12.1 million to US$27.8 million. Income tax expense for the half year increased US$27.3 million from US$30.8 million to US$58.1 million. The increase in the quarter and half year was primarily due to an increase in profits and the geographic mix of earnings. Additionally, there was a small tax benefit from the SCI-related expenses incurred during the quarter and half year.
Operating Profit from Continuing Operations
Operating profit from continuing operations for the quarter increased 93%, from US$24.7 million to US$47.6 million, due mainly to improved performance from our USA Fibre Cement business. Operating profit from continuing operations for the quarter includes SCI and other related expenses of US$4.7 million, with a small related tax benefit.
Operating profit from continuing operations for the half year increased 67%, from US$61.8 million to US$103.5 million, due mainly to improved performance from our USA Fibre Cement business. Operating profit from continuing operations for the half year includes SCI and other related expenses of US$9.9 million, and a small related tax benefit.
Discontinued Operations
Net expense of US$0.7 million in the first half of fiscal year 2005 relates primarily to additional costs associated with the sale of New Zealand land in March 2004.
Liquidity and Capital Resources
We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	8

We had cash and cash equivalents of US$170.9 million as at 30 September 2005. At that date we also had credit facilities totalling US$502.4 million of which US$147.4 million was outstanding. Our credit facilities are all uncollateralised and consist of the following:

	Effective		Principal
	Interest Rate	Total Facility	Outstanding
	at	at	at
Description	30 Sept. 2005	30 Sept. 2005	30 Sept. 2005
		(US$ millions)
US$ notes, fixed interest, repayable annually in varying tranches from November 2005 through November 2013	7.12%	$147.4	$147.4

US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until maturity in June 2006	N/A	355.0	—

Total		$502.4	$147.4

At 30 September 2005, we had net cash of US$23.5 million, compared with net debt of US$45.8 million at 31 March 2005. The US$69.3 million improvement in our cash position was the result of net operating cash flows that more than covered capital expenditure outflows.
In June 2005, we entered into new unsecured debt facilities totalling US$355.0 million. These new facilities replaced our previous A$ revolving loan and US$ stand-by-loan facilities. These new facilities are for an initial term of 364 days. The interest rate for each facility is the London Inter-Bank Offered Rate (“LIBOR”) for US dollar deposits plus a margin. These facilities also require us to not breach certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and have limits on how much we can spend on an annual basis in relation to asbestos payments.
Upon completion and execution of the proposed Principal Deed and it becoming effective within the 364 day initial term, US$245.0 million of these facilities will be extended by four years to a five-year term commencing from the signing of the facilities agreements in June 2005. With the exception of margins and commitment fees, terms of these extended facilities would not change.
If the terms of the final Principal Deed are materially different from those set forth in the Heads of Agreement, the banks may not agree to extend the facilities as described above, and, in such event, we would have to seek alternative financing. At 30 September 2005, there were no amounts outstanding under any of these facilities and management believes that we were in compliance with all facility loan covenants.
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our debt on terms which are not materially less favorable than the terms currently available to us, we may have to scale back our levels of planned capital expenditure and/or take other measures to conserve cash in order to meet our future cash flow requirements.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	9

Interim Dividend
The company has declared an interim dividend of US 4.0 cents a share. The dividend will be paid on 16 December 2005 to shareholders registered on 29 November 2005.
Proposed Voluntary Asbestos Compensation Funding Agreement
During the quarter, we continued to work towards completing a Principal Deed with the NSW Government to establish and fund voluntarily a special purpose fund to provide compensation on a long-term basis for proven asbestos claims against Amaba, Amaca, ABN 60 and Asbestos Mines (former James Hardie Australian subsidiaries). When we entered into the non-binding Heads of Agreement in December 2004, it specified, as part of that agreement, that tax deductibility of payments to the special purpose fund was a condition precedent to a binding agreement. This recognised that all parties to the Heads of Agreement (The Australian Council of Trade Unions, UnionsNSW, the NSW Government, a representative of the asbestos claimants and the company) agreed that tax deductibility of the payments is a critical factor regarding affordability of the proposed voluntary funding arrangements. We are continuing to discuss tax deductibility of the payments with the Australian Taxation Office and the Federal Treasury.
Readers are referred to Note 8 of the 30 September 2005 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and related matters.
End.
Media/Analysts Enquiries:
Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
This Management’s Analysis of Results document forms part of a package of information about our company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.
These documents, along with an audio webcast of the presentation, will be available from the Investor Relations area of our website at www.jameshardie.com.

James Hardie—2nd Quarter and Half Year FY06 Management’s Analysis of Results	10

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.
EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.
Operating profit from continuing operations before income taxes — is equivalent to the US GAAP measure of income from continuing operations before income taxes.
Operating profit from continuing operations — is equivalent to the US GAAP measure of income from continuing operations.
Net operating profit including discontinued operations — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet
msf — thousand square feet
Financial Ratios
Net cash/debt - is short-term and long-term debt less cash and cash equivalents.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	11

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
• projections of our operating results or financial condition;
• statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
• statements about our future performance;
• statements about product or environmental liabilities; and
• expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie 2nd Quarter and Half Year FY06 Management’s Analysis of Results	12

James Hardie Industries N.V.
And Subsidiaries
Condensed Consolidated Financial Statements
For the Period Ended 30 September 2005

James Hardie Industries N.V. and Subsidiaries
Index

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813)6374444
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V. and Subsidiaries:
We have reviewed the accompanying condensed consolidated balance sheet of James Hardie Industries N.V. and Subsidiaries as of 30 September 2005, and the related condensed consolidated statements of income for each of the three-month and six-month periods ended 30 September 2005 and 2004 and the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2005 and 2004 and the condensed consolidated statement of changes in shareholders’ equity for the six-month period ended 30 September 2005, as stated in U.S. dollars. We have not reviewed any amounts stated in Australian dollars included in the accompanying condensed consolidated financial statements. These interim financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of 31 March 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended (not presented herein), and in our report dated 13 May 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet information as of 31 March 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
As discussed in Note 8 to the condensed consolidated financial statements, the Company is subject to certain significant contingencies, including asbestos-related claims against former subsidiaries; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Heads of Agreement; an investigation by the Australian Securities and Investments Commission; and an offer of an indemnity to ABN 60 together with a related commitment to provide funding to the Medical Research and Compensation Foundation.

Los Angeles, California
7 November 2005

Item 1. Financial Statements
     James Hardie Industries N.V. and Subsidiaries
     Condensed Consolidated Balance Sheets
     (Unaudited)

	Millions of		Millions of
	US Dollars		Australian Dollars
	30 September	31 March	30 September		31 March
	2005	2005	2005		2005
Assets
Current assets:
Cash and cash equivalents	$170.9	$113.5	A$	224.4	A$	146.9
Accounts and notes receivable, net of allowance for doubtful accounts of $1.7 million (A$2.2 million) and $1.5 million (A$1.8 million) as of 30 September 2005 and 31 March 2005, respectively	131.9	122.8		173.2		159.0
Inventories	109.7	98.6		144.1		127.6
Prepaid expenses and other current assets	18.2	12.0		23.9		15.5
Deferred tax assets	22.4	25.8		29.4		33.4
Assets of business held for sale	—	17.9		—		23.2

Total current assets	453.1	390.6		595.0		505.6
Property, plant and equipment, net	727.9	677.6		956.0		877.2
Deferred tax assets	9.9	10.6		13.0		13.7
Other assets	9.6	10.1		12.6		13.1

Total assets	$1,200.5	$1,088.9	A$	1,576.6	A$	1,409.6

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$120.3	$92.1	A$	158.0	A$	119.2
Current portion of long-term debt	25.7	25.7		33.8		33.3
Accrued payroll and employee benefits	31.6	35.4		41.5		45.8
Accrued product warranties	8.8	8.0		11.6		10.4
Income taxes payable	30.9	21.4		40.6		27.7
Other liabilities	1.2	1.5		1.6		1.9
Liabilities of business held for sale	—	14.3		—		18.5

Total current liabilities	218.5	198.4		287.1		256.8
Long-term debt	121.7	121.7		159.8		157.6
Deferred income taxes	79.5	77.5		104.4		100.3
Accrued product warranties	4.6	4.9		6.0		6.3
Other liabilities	63.5	61.7		83.4		79.9

Total liabilities	487.8	464.2		640.7		600.9

Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 462,101,613 shares issued and outstanding at 30 September 2005 and 459,373,176 shares issued and outstanding at 31 March 2005	247.9	245.8
Additional paid-in capital	149.9	139.4
Retained earnings	340.3	264.3
Employee loans	(0.5)	(0.7)
Accumulated other comprehensive loss	(24.9)	(24.1)

Total shareholders’ equity	712.7	624.7

Total liabilities and shareholders’ equity	$1,200.5	$1,088.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars, except per share data)	2005	2004	2005	2004
Net sales	$376.6	$300.9	$736.0	$607.0
Cost of goods sold	(239.3)	(203.8)	(453.4)	(398.6)

Gross profit	137.3	97.1	282.6	208.4

Selling, general and administrative expenses	(49.7)	(45.5)	(95.2)	(90.6)
Research and development expenses	(7.1)	(5.3)	(13.4)	(10.3)
SCI and other related expenses	(4.7)	(5.6)	(9.9)	(8.5)
Other operating income (expense)	0.6	(0.7)	(0.8)	(0.7)

Operating income	76.4	40.0	163.3	98.3
Interest expense	(2.3)	(1.9)	(4.0)	(4.7)
Interest income	1.3	0.6	2.3	0.9
Other expense	—	(1.9)	—	(1.9)

Income from continuing operations before income taxes	75.4	36.8	161.6	92.6

Income tax expense	(27.8)	(12.1)	(58.1)	(30.8)

Income from continuing operations	47.6	24.7	103.5	61.8
Gain (loss) on disposal of discontinued operations net of income tax of nil	—	0.1	—	(0.7)

Net income	$47.6	$24.8	$103.5	$61.1

Income per share — basic:
Income from continuing operations	$0.10	$0.05	$0.22	$0.13
Loss from discontinued operations	—	—	—	—

Net income per share — basic	$0.10	$0.05	$0.22	$0.13

Income per share — diluted:
Income from continuing operations	$0.10	$0.05	$0.22	$0.13
Loss from discontinued operations	—	—	—	—

Net income per share — diluted	$0.10	$0.05	$0.22	$0.13

Weighted average common shares outstanding (Millions):
Basic	461.4	458.7	461.0	458.7
Diluted	466.8	460.4	465.0	460.6
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months				Six Months
	Ended 30 September				Ended 30 September
(Millions of Australian dollars, except per share data)	2005		2004		2005		2004
Net sales	A$	492.9	A$	420.3	A$	963.3	A$	847.9
Cost of goods sold		(313.2)		(284.7)		(593.4)		(556.8)

Gross profit		179.7		135.6		369.9		291.1

Selling, general and administrative expenses		(65.0)		(63.6)		(124.6)		(126.6)
Research and development expenses		(9.3)		(7.4)		(17.5)		(14.4)
SCI and other related expenses		(6.2)		(7.8)		(13.0)		(11.9)
Other operating income (expense)		0.8		(1.0)		(1.0)		(0.9)

Operating income		100.0		55.8		213.8		137.3

Interest expense		(3.0)		(2.7)		(5.2)		(6.6)
Interest income		1.7		0.8		3.0		1.3
Other expense		—		(2.7)		—		(2.7)

Income from continuing operations before income taxes		98.7		51.2		211.6		129.3

Income tax expense		(36.4)		(16.9)		(76.0)		(43.0)

Income from continuing operations		62.3		34.3		135.6		86.3
Gain (loss) on disposal of discontinued operations net of income tax of nil		—		0.1		—		(1.0)

Net income	A$	62.3	A$	34.4	A$	135.6	A$	85.3

Income per share — basic:
Income from continuing operations	A$	0.14	A$	0.07	A$	0.29	A$	0.19
Loss from discontinued operations		—		—		—		—

Net income per share — basic	A$	0.14	A$	0.07	A$	0.29	A$	0.19

Income per share — diluted:
Income from continuing operations	A$	0.13	A$	0.07	A$	0.29	A$	0.19
Loss from discontinued operations		—		—		—		—

Net income per share — diluted	A$	0.13	A$	0.07	A$	0.29	A$	0.19

Weighted average common shares outstanding (Millions):
Basic		461.4		458.7		461.0		458.7
Diluted		466.8		460.4		465.0		460.6
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months
	Ended 30 September
(Millions of US dollars)	2005	2004
Cash Flows From Operating Activities
Net income	$103.5	$61.1
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of subsidiaries and businesses	0.8	—
Depreciation and amortisation	22.5	17.9
Deferred income taxes	5.8	3.5
Prepaid pension cost	1.3	1.4
Tax benefit from stock options exercised	1.3	0.1
Stock compensation	1.9	1.2
Other	0.6	2.7
Changes in operating assets and liabilities:
Accounts receivable	(8.5)	4.8
Inventories	(12.2)	12.7
Prepaid expenses and other current assets	(7.2)	20.4
Accounts payable and accrued liabilities	28.3	22.3
Other accrued liabilities and other liabilities	9.7	(11.2)

Net cash provided by operating activities	147.8	136.9

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(75.0)	(81.1)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	2.9	—

Net cash used in investing activities	(72.1)	(81.1)

Cash Flows From Financing Activities
Proceeds from issuance of shares	9.4	0.7
Dividends paid	(27.5)	(13.7)
Collections on loans receivable	0.2	0.1

Net cash used in financing activities	(17.9)	(12.9)

Effects of exchange rate changes on cash	(0.4)	(0.4)
Net increase in cash and cash equivalents	57.4	42.5
Cash and cash equivalents at beginning of period	113.5	72.3

Cash and cash equivalents at end of period	170.9	114.8

Components of Cash and Cash Equivalents
Cash at bank and on hand	33.0	19.0
Short-term deposits	137.9	95.8

Cash and cash equivalents at end of period	$170.9	$114.8

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months
	Ended 30 September
(Millions of Australian dollars)	2005	2004
Cash Flows From Operating Activities
Net income	A$135.6	A$85.3
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of subsidiaries and businesses	1.0	—
Depreciation and amortisation	29.4	25.0
Deferred income taxes	7.6	4.9
Prepaid pension cost	1.7	2.0
Tax benefit from stock options exercised	1.7	0.1
Stock compensation	2.5	1.7
Other	0.8	3.8
Changes in operating assets and liabilities:
Accounts receivable	(11.1)	6.7
Inventories	(16.0)	17.7
Prepaid expenses and other current assets	(9.4)	28.4
Accounts payable and accrued liabilities	37.0	31.2
Other accrued liabilities and other liabilities	12.7	(15.6)

Net cash provided by operating activities	193.5	191.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(98.2)	(113.3)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	3.8	—

Net cash used in investing activities	(94.4)	(113.3)

Cash Flows From Financing Activities
Proceeds from issuance of shares	12.3	1.0
Dividends paid	(36.0)	(19.1)
Collections on loans receivable	0.3	0.1

Net cash used in financing activities	(23.4)	(18.0)

Effects of exchange rate changes on cash	1.8	5.4
Net increase in cash and cash equivalents	77.5	65.3
Cash and cash equivalents at beginning of period	146.9	95.1

Cash and cash equivalents at end of period	224.4	160.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	43.3	26.5
Short-term deposits	181.1	133.9

Cash and cash equivalents at end of period	A$224.4	A$160.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited)

					Accumulated
		Additional			Other
	Common	Paid-in	Retained	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Earnings	Loans	Loss	Total
Balances as of 31 March 2005	$245.8	$139.4	$264.3	$(0.7)	$(24.1)	$624.7
Comprehensive income (loss):
Net income	—	—	103.5	—	—	103.5
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	0.5	0.5
Foreign currency translation loss	—	—	—	—	(1.3)	(1.3)

Other comprehensive loss	—	—	—	—	(0.8)	(0.8)

Total comprehensive income						102.7
Dividends paid	—	—	(27.5)	—	—	(27.5)
Stock compensation	—	1.9	—	—	—	1.9
Tax benefit from stock options exercised	—	1.3	—	—	—	1.3
Employee loans movement	—	—	—	0.2	—	0.2
Stock options exercised	2.1	7.3	—	—	—	9.4

Balances as of 30 September 2005	$247.9	$149.9	$340.3	$(0.5)	$(24.9)	$712.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)
1.	Basis of Presentation

The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries N.V. (JHI NV) and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the James Hardie Group, unless the context indicates otherwise.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 30 September and 31 March 2005 and the results of operations for the three and six months ended 30 September 2005 and 2004 and cash flows for the six months ended 30 September 2005 and 2004. These condensed consolidated financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2005. The results of operations for the six months ended 30 September 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2006.

Convenience Translation

As the majority of the Company’s shareholder base is Australian, the assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March	30 September
(US$1 = A$)	2005	2005	2004

Assets and liabilities	1.2946	1.3133	1.3974
Income statement	n/a	1.3088	1.3969
Cash flows — beginning cash	n/a	1.2946	1.3156
Cash flows — ending cash	n/a	1.3133	1.3974
Cash flows — current period movements	n/a	1.3088	1.3969
2.	Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Earnings Per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of shares)	2005	2004	2005	2004

Basic common shares outstanding	461.4	458.7	461.0	458.7
Dilutive effect of stock options	5.4	1.7	4.0	1.9

Diluted common shares outstanding	466.8	460.4	465.0	460.6

(Continuing operations - US dollar)	2005	2004	2005	2004

Net income per share — basic	$0.10	$0.05	$0.22	$0.13
Net income per share — diluted	$0.10	$0.05	$0.22	$0.13
Potential common shares of 10.4 million and 8.9 million for the three and six months ended 30 September 2004, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$4.9 million and US$4.0 million for the three months ended 30 September 2005 and 2004, respectively, and US$9.3 million and US$9.1 million for the six months ended 30 September 2005 and 2004, respectively.

Stock-Based Compensation

The Company estimates the fair value of its stock option grants on the date of grant using the Black- Scholes option-pricing model and recognises this value as compensation expense over the periods in which the options vest. Accordingly, the Company recognised stock-based compensation expense (included in selling, general and administrative expenses) of US$0.9 million and US$0.5 million for the three months ended 30 September 2005 and 2004, respectively, and US$1.9 million and US$1.2 million for the six months ended 30 September 2005 and 2004, respectively.

Recent Accounting Pronouncements

Inventory Costs

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
facilities. SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.
American Jobs Creation Act
In October 2004, the President of the United States signed into law the American Jobs Creation Act (the “Act”). The Act allows for a US federal income tax deduction for a percentage of income earned from certain US production activities. Based on the effective date of the Act, the Company will be eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position (“FSP”) No. 109-1, “Application of FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP No. 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No. 109. The Company applied the guidance in FSP No. 109-1 upon recognition of this tax deduction beginning 1 April 2005. The application of FSP No. 109-1 did not have a material impact on the Company’s consolidated financial statements.
The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FSP No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP No. 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP No. 109-2 provides guidance regarding the required disclosures surrounding a company’s reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act and as such, has not yet quantified the impact this provision will have on the Company’s consolidated financial statements.
Exchanges of Non-Monetary Assets
In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-Monetary Assets — An Amendment of ARB Opinion No. 29,” which requires non-monetary asset exchanges to be accounted for at fair value. The Company is required to adopt the provisions of SFAS No. 153 for non-monetary exchanges occurring in fiscal periods beginning after 15 June 2005. The Company is in the process of evaluating the effect the adoption of this pronouncement will have on its consolidated financial statements; however the Company does not expect it to have a material impact.
Share-Based Payment
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognised in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after 15 June 2005. In April 2005, the United States Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after 15 June 2005. The Company adopted SFAS No. 123 in fiscal year 2003. The Company is in the process of evaluating the effect the adoption of SFAS No. 123R will have on its consolidated financial statements; however the Company does not expect it to have a material impact.
Conditional Asset Retirement Obligations
In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 is effective no later

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
than the end of the fiscal year ending after 15 December 2005. The adoption of this interpretation beginning 1 April 2005 did not have a material impact on the Company’s consolidated financial statements.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognised by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

Uncertain Tax Positions

In July 2005, the FASB issued an exposure draft of a proposed interpretation “Accounting for Uncertain Tax Positions.” The proposed interpretation clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109. The proposed interpretation requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognised in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of current or deferred tax asset or receivable, or recording a current or deferred tax liability. The proposed interpretation also provides guidance on measurement, derecognition of tax benefits, classification, interim reporting disclosure and transition requirements in accounting for uncertain tax positions. The proposed interpretation has a 60-day comment period and shall be effective for all companies as of the first fiscal year ending after 15 December 2005. The Company is assessing the impact of adopting the new pronouncement and is currently unable to estimate its impact on the Company’s consolidated financial statements.

3.	Inventories

Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2005	2005

Finished goods	$73.9	$70.1
Work-in-process	9.5	8.4
Raw materials and supplies	28.5	22.1
Provision for obsolete finished goods and raw materials	(2.2)	(2.0)

Total inventories	$109.7	$98.6

4.	Retirement Plans

The Company sponsors a retirement plan for its Australian employees that is accounted for as a defined benefit plan. Pension expense for this plan is determined using the projected unit credit method to estimate the total benefits ultimately payable to participants and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually. The Company made contributions of US$0.3 million and US$0.7 million for the three and six months ended 30 September 2005. The Company expects to make a contribution to the pension plan of approximately US$0.7 million for the remainder of fiscal year 2006.

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
The following are the components of net periodic pension cost for this plan:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2005	2004	2005	2004

Service cost	$0.5	$0.7	$1.0	$1.5
Interest cost	0.6	0.6	1.2	1.2
Expected return on plan assets	(0.6)	(0.7)	(1.3)	(1.5)
Recognised net actuarial loss	—	0.1	0.1	0.2

Net periodic pension cost	0.5	0.7	1.0	1.4
Settlement loss	—	—	0.3	—

Net pension cost	$0.5	$0.7	$1.3	$1.4

5.	Disposal of Chile Business

In June 2005, the Company approved a plan to dispose of its Chile Fibre Cement business to Compania Industrial El Volcan S.A. (Volcan). The sale closed on 8 July 2005. The Company received net proceeds of US$3.9 million and recorded a loss on disposal of US$0.8 million. This loss on disposal is included in other operating income (expense) in the Company’s consolidated financial statements. The net proceeds from sale were comprised of cash of US$3.1 million and a receivable of US$0.8 million. The cash proceeds were offset by cash divested of US$0.2 million. Short-term debt of US$11.9 million was repaid in full out of the gross proceeds of US$15.8 million.

As part of the terms of the sale of the Chile Fibre Cement business to Volcan, the Company entered into a two year take or pay purchase contract for fibre cement product manufactured by Volcan. The first year of the contract amounts to a purchase commitment of approximately US$2.8 million and the second year amounts to a purchase commitment of approximately US$2.1 million. As this contract qualifies as continuing involvement per SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” the operating results and loss on disposal of the Chile Fibre Cement business are included in the Company’s income from continuing operations and are comprised of the following components:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2005	2004	2005	2004

Chile Fibre Cement
Net sales	$0.5	$2.7	$5.1	$4.9
Cost of goods sold	(0.4)	(2.0)	(3.5)	(3.7)

Gross profit	0.1	0.7	1.6	1.2
Selling, general and administrative expenses	(0.2)	(0.6)	(1.2)	(1.0)
Other operating income (expense)	0.6	—	(0.8)	—

Operating income (loss)	0.5	0.1	(0.4)	0.2
Interest expense	—	(0.1)	(0.2)	(0.2)

Net income (loss)	$0.5	$—	$(0.6)	$—

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Assets and liabilities of business held for sale in the condensed consolidated balance sheet include the following:

31 March
(Millions of US dollars)	2005

Assets of business held for sale
Accounts receivable, net	$4.4
Inventories	1.3
Property, plant and equipment, net	8.1
Intangible assets, net	2.2
Deferred tax assets	1.9

$17.9

Liabilities of business held for sale
Accounts payable and accrued liabilities	$1.9
Short-term debt	11.9
Other	0.5

$14.3

6.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to, and evaluated by, the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers		Net Sales to Customers
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2005	2004	2005	2004

USA Fibre Cement	$307.4	$231.0	$594.9	$471.7
Asia Pacific Fibre Cement	63.5	62.5	125.2	119.8
Other	5.7	7.4	15.9	15.5

Worldwide total from continuing operations	$376.6	$300.9	$736.0	$607.0

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Income From		Income From
	Continuing Operations		Continuing Operations
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2005	2004	2005	2004

USA Fibre Cement	$86.1	$49.0	$180.2	$112.1
Asia Pacific Fibre Cement	12.0	12.3	24.4	24.3
Research and Development	(4.0)	(3.4)	(7.2)	(7.5)
Other	(2.6)	(4.2)	(6.1)	(7.5)

Segments total	91.5	53.7	191.3	121.4
General Corporate	(15.1)	(13.7)	(28.0)	(23.1)

Total operating income	76.4	40.0	163.3	98.3
Net interest income (expense)	(1.0)	(1.3)	(1.7)	(3.8)
Other expense	—	(1.9)	—	(1.9)

Worldwide total from continuing operations	$75.4	$36.8	$161.6	$92.6

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2005	2005

USA Fibre Cement	$721.9	$670.1
Asia Pacific Fibre Cement	189.1	181.4
Other	66.3	63.7

Segments total	977.3	915.2
General Corporate	223.2	155.8
Assets of business held for sale	—	17.9

Worldwide total	$1,200.5	$1,088.9

Geographic Areas

	Net Sales to Customers		Net Sales to Customers
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2005	2004	2005	2004

USA	$310.9	$234.5	$602.1	$480.1
Australia	43.6	43.4	86.1	84.2
New Zealand	14.2	12.2	27.8	23.2
Other Countries	7.9	10.8	20.0	19.5

Worldwide total from continuing operations	$376.6	$300.9	$736.0	$607.0

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2005	2005

USA	$780.7	$729.2
Australia	124.8	118.8
New Zealand	23.0	21.4
Other Countries	48.8	45.8

Segment Total	977.3	915.2
General Corporate	223.2	155.8
Assets of business held for sale	—	17.9

Worldwide total	$1,200.5	$1,088.9

7.	Accumulated Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, net of related tax, which is displayed in the condensed consolidated balance sheets:

	30 September	31 March
(Millions of US dollars)	2005	2005

Unrealised transition loss on derivative instruments classified as cash flow hedges	$(4.9)	$(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	4.9	4.4
Foreign currency translation adjustments	(24.9)	(23.6)

Total accumulated other comprehensive loss	$(24.9)	$(24.1)

The following are the components of total comprehensive income:

	Six Months
	Ended 30 September
(Millions of US dollars)	2005	2004

Net income	$103.5	$61.1
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	0.5	0.6
Foreign currency translation adjustments	(1.3)	0.1

Other comprehensive (loss) income	(0.8)	0.7

Total comprehensive income	$102.7	$61.8

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
8.	Commitments and Contingencies
Claims Against Former and Current Subsidiaries
Amaca Pty Ltd, Amaba Pty Ltd and ABN 60
In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million (US$1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.
The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 as described below, the Company has no legally binding commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.
On 31 March 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets the payment obligations owed to the Foundation under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.
Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, no provision for asbestos-related claims was established in the Company’s condensed consolidated financial statements at 30 September or 31 March 2005.
It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation contemplated under the Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, and thus no assurances can be given, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the following factors given the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there is no equivalent under Australian common law of the US legal doctrine of “successor liability”; and JHI NV believes that the principle applicable under

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Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
In New Zealand, where RCI Holdings Pty Ltd owns a subsidiary that formerly manufactured asbestos-containing products, there is current legislation entitled the “Accident Insurance Act 1998” which bars claims for compensatory damages arising from work-related asbestos exposure. Although claims in New Zealand for non work-related injury might still be alleged, and although it is possible that a claimant for work-related asbestos exposure could still seek non-compensatory damages, the Company believes that any such claims would not have a material adverse effect on its business, results of operations or financial condition.
During the period ended 30 September 2005, the Company was not a party to any material asbestos litigation and did not make any settlement payments in relation to any such litigation.
Under US laws, the doctrine of “successor liability” provides that an acquirer of the assets of a business carried on by a corporation can, in certain states and under certain circumstances, be held responsible for liabilities arising from the conduct of that business prior to the acquisition, notwithstanding the absence of a contractual arrangement between the acquirer and the selling corporation pursuant to which the acquirer agreed to assume such liabilities.
The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business, and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquirer of assets. Prior to March 2004, the Company leased manufacturing sites from Amaca, a former subsidiary that is now owned and controlled by the Foundation. In addition, the Company purchased certain plant and equipment and inventory from Amaca at fair value in connection with the first phase of the Company’s restructuring. Each of these transactions involved only Australian companies and, accordingly, the Company believes the transactions are governed by Australian laws and not the laws of any other jurisdiction. The Company does not believe these transactions should give rise to the assumption by the Company of any asbestos-related liabilities (tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.
Under Dutch law, a Dutch transferee of assets may be held responsible for the liabilities of the transferor following a transfer of assets if the transfer results in the transferor having insufficient assets to meet the claims of its creditors or if the transfer otherwise jeopardizes the position of the creditors of the transferor. The Company believes the transfer by ABN 60 of all of the shares of JHNV to JHI NV in the 2001 Restructuring will not result in the Company being held responsible as transferee under this rule because, upon the transfer and the implementation of the other aspects of the 2001 Restructuring, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.
Special Commission of Inquiry
On 29 October 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described

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below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it would be likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.
On 14 July 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd (“KPMG Actuaries”), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements:
—	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation. Superimposed inflation is inflation in claim awards above the underlying rate of inflation and is sometimes called judicial inflation;

—	contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions;

—	significant reductions in legal costs through reduced and more abbreviated litigation; and

—	limitation of legal avenues outside of the scheme.
The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.
The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.
The following is a summary of the principal findings of the SCI relating to the Company based on the SCI’s report and other information available to the Company. This summary does not contain all of the findings contained or observations made in the SCI report. It should be noted that the SCI is not a court and, therefore, its findings have no legal force.

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Principal findings in favour of the Company
The principal findings in favour of the Company were that:
—	the establishment of the Foundation was legally effective and causes of action which the Foundation, Amaba or Amaca might have against the James Hardie Group, its officers and advisers would be unlikely to result in any significant increase in the funds of Amaba, Amaca or the Foundation (putting this finding conversely, the Company is unlikely to face any significant liability to the Foundation, Amaba or Amaba as a result of the then current causes of action of such entities against the current members of the James Hardie Group);

—	there was no finding that JHI NV had committed any material breach of any law as a result of the separation and reorganisation transactions which took place in 2001;

—	many of the allegations and causes of action put forward by lawyers for the Foundation, Amaba and Amaca were described as “speculative;” and

—	the SCI rejected the suggestion that JHI NV had breached any law or was part of a conspiracy in relation to the fact that the reorganisation scheme documents prepared in 2001 did not refer to the possibility of the partly-paid shares being cancelled (the shares were cancelled in 2003).
Other principal findings relevant to the Company
The other principal findings relevant to the Company were that:
—	as a practical (but not legal) matter, if the “right” amount (and not merely the minimum amount) of funding was not provided to the Foundation, the Company would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure to ensure that the Company met any significant funding shortfall; and

—	the directors of ABN 60 at the time of the cancellation of the partly-paid shares (Messrs Morley and Salter) effectively followed the instructions of JHI NV in relation to the cancellation. As a result, it might be concluded that JHI NV was a shadow director of ABN 60 at that time. However, while expressing some reservations about what occurred, the SCI did not find that the ABN 60 directors (including JHI NV as a shadow director) breached their duties in undertaking the cancellation.
Principal findings against ABN 60 (formerly called JHIL)
A number of further findings (positive and adverse) were also made in relation to ABN 60, which is not a current member of the James Hardie Group. Such findings were not directed against the Company. For the reasons provided above, the Company does not believe that it will have any liability under current Australian law if future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. This includes liabilities that may attach to ABN 60 or ABN 60 Foundation as a result of claims made, if successful, in connection with the transactions involved in the establishment of the ABN 60 Foundation and the separation of ABN 60 from the Company.
The SCI found that, given ABN 60’s limited financial resources, ABN 60 would need to be able to succeed in making a claim against JHI NV in respect of the cancellation of the partly-paid shares before claims by Amaba or Amaca against ABN 60 had any practical value. Although expressing reservations about what occurred, the SCI did not find that the directors of ABN 60 had breached their duty in cancelling the partly-paid shares.
The SCI did not make any finding that any cause of action by ABN 60 with respect to the partly-paid shares was likely to succeed.

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Principal findings against Mr Macdonald and Mr Shafron
The principal (but non-determinative) findings against Messrs Macdonald and Shafron pertained to their conduct while officers of ABN 60 in relation to:
—	alleged false and misleading conduct associated with a 16 February 2001 press release, particularly regarding a statement that the Foundation was “fully funded” in contravention of New South Wales and Commonwealth legislation prohibiting false or misleading conduct;

—	allegedly breaching their duties as officers of ABN 60 by encouraging the board of directors of ABN 60 to act on the Trowbridge report, dated 13 February 2001 (the “Trowbridge Report”), in forming a view that the Foundation would be “fully funded;” and

—	criticisms, falling short of findings of contraventions of law, based on their respective roles in the separation and reorganization transactions. These included criticisms relating to their development, control over, reliance on and use of the Trowbridge Report, despite (in the SCI’s view) their knowledge of its limitations.
The Commissioner noted that he had not carried out an exhaustive investigation and concluded that it was a matter for Commonwealth authorities (notably the Australian Securities and Investments Commission) to determine whether any further action should be taken in relation to matters which the Commissioner considered comprised, or might be likely to have comprised, contraventions of Australian corporations law. The Commissioner acknowledged that in relation to various of his findings, there was an issue as to whether Amaba or Amaca suffered any loss or damage from the actions reviewed by him but in this regard he did not find it necessary to reach any definitive conclusion.
In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting principles in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.
In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.
The SCI’s findings are not binding and if the same issues were presented to a court, the court might come to different conclusions on one or more of the issues.
Events Following the SCI
The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (“ACTU”), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.
The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government, as discussed below under the subheading “Interim Funding

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and ABN 60 Indemnity,” under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.
It is also possible that the Representatives and others may encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council, comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly-paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.
Heads of Agreement
On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) under which a subsidiary of the Company will agree to provide, and the Company will guarantee, funding payments to a special purpose fund (the “SPF”) established to provide funding on a long-term basis to be applied towards meeting proven asbestos-related personal injury and death claims (“Claims”) against Amaca, Amaba, and ABN 60 (the “Liable Entities”).
The principles set out in the Heads of Agreement include:
—	the establishment of the SPF to compensate asbestos claimants;

—	initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion (US$1.03 billion) for all present and future claims at 30 June 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion (US$2.471 billion). At 21 December 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of 30 June 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

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—	a two-year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

—	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

—	no cap on individual payments to asbestos claimants.
The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers, employees and advisors from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament, and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.
Subsequent to the Company entering into the Heads of Agreement, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on 8 March 2005 and the relevant legislation and regulations became effective on 1 July 2005.
As part of the discussions surrounding the Principal Agreement, the Company has been progressing with the NSW Government relevant options in relation to the establishment of the SPF referenced to above.
The number of outstanding issues between the Company and the NSW Government with respect to the Principal Agreement has reduced over the last quarter, but there remain a number of material and complex issues which have not been resolved and in respect of which negotiations and discussions are continuing.
If executed, the Principal Agreement will be a legally binding agreement. The implementation of the Principal Agreement will be subject to a number of conditions precedent, including but not limited to the delivery of an independent expert’s report, the Company being satisfied as to the certainty of tax deductibility of proposed asbestos compensation payments, and the approval by the Company’s board of directors, shareholders and lenders.
If negotiations in relation to the Principal Agreement are completed and the Principal Agreement is subsequently executed and becomes effective, the Company will be required to make a substantial provision in its consolidated financial statements and, depending on the terms of the Principal Agreement when settled, it is possible that the Company may need to seek additional borrowing facilities. If the terms of the Principal Agreement result in the Company making payments, either on an annual or other basis, the Company’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be impaired.
Actuarial Study; Claims Estimate
The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of 30 June 2004 and 31 March 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion (US$1.059 billion) and A$1.685 billion (US$1.302 billion) as of 30 June 2004 and 31 March 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion (US$2.471

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billion) and A$3.604 billion (US$2.784 billion) as of 30 June 2004 and 31 March 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting principles in the United States.
In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services, Amaca Pty Ltd (Under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of 30 June 2004 and 31 March 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities because the claim settlement is borne by other asbestos defendants (non-Liable Entities) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2005, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$49.8 million of “by claim” or subrogation recoveries from other third parties.
Currently, the timing of any potential payments is uncertain because the Company has not reached agreement with the NSW Government regarding the Principal Agreement and because the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs pursuant to its offer to provide the Foundation

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with interim funding, which is described below under the heading “Interim Funding and ABN 60 Indemnity” because the Foundation continues to meet all claims of the Liable Entities.
The Company has commissioned KPMG Actuaries to project an actuarial assessment of asbestos claims costs at 30 June 2005, reflecting the impact of reforms of dust diseases compensation claims in New South Wales (and other states of Australia) and other factors. If the Principal Agreement is executed and presented to the shareholders for approval, the report is expected to be released with the Explanatory Memorandum.
The Company has not established a provision for asbestos-related liabilities as of 30 September or 31 March 2005 because, at this time, no such liability is probable and estimable in accordance with SFAS No. 5, “Accounting for Contingencies.”
Claims Data
The following table, provided by KPMG Actuaries, shows the number of claims pending as of 30 September 2005 and 31 March 2005:

	30 September	31 March
	2005	2005
Australia	578	712
New Zealand	—	—
Unknown — Court Not Identified(1)	43	36
USA	1	1

(1)	The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

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For the six months ended 30 September 2005 and the twelve months ended 31 March 2005, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Six Months		Twelve Months
	Ended		Ended
	30 September		31 March
	2005		2005
Australia:
Number of new claims filed		174		489
Number of claims dismissed		56		62
Number of claims settled or otherwise resolved		252		402
Average settlement amount per claim	A$	143,261	A$	157,594
	US$	109,460	US$	116,572

Unknown — Court Not Identified:
Number of new claims filed		17		7
Number of claims dismissed		5		20
Number of claims settled or otherwise resolved		5		2
Average settlement amount per claim	A$	91,005	A$	47,000
	US$	145,939	US$	34,766

USA
Number of new claims filed		—		—
Number of claims dismissed		—		3
Number of claims settled or otherwise resolved		—		1
Average settlement amount per claim	A$	—	A$	228,293
	US$	—	US$	168,868

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The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of or for
	the Period
	Ended 30
	September		As of or for the Period Ended 31 March
	2005		2005		2004		2003		2002
Number of open claims at beginning of year		749		743		814		671		569
Number of new claims		191		496		380		409		375
Number of closed claims		318		490		451		266		273
Number of open claims at year-end		622		749		743		814		671
Average settlement amount per settled claim	A$	144,190	A$	157,223	A$	167,450	A$	201,200	A$	197,941
	US$	110,176	US$	116,298	US$	116,127	US$	112,974	US$	101,603
Average settlement amount per case closed	A$	116,531	A$	129,949	A$	117,327	A$	177,752	A$	125,435
	US$	89,041	US$	96,123	US$	81,366	US$	99,808	US$	64,386
The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time ABN 60 left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any current subsidiary of the Company has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003.
On 15 April 2005, the Company announced that it had extended the coverage of the funding arrangements agreed under the Heads of Agreement to enable the SPF to settle or meet proven Claims by members of the Baryugil community in Australia against Asbestos Mines Pty Ltd (Asbestos Mines), a former ABN 60 subsidiary which conducted asbestos-related mining activities in or around Baryugil. The Company has no current right to access any Claims information in relation to Claims against Asbestos Mines, and has no current involvement in the management or settlement of such Claims. The Company’s proposal to provide additional funding to the SPF will be based on actuarial assessments of the estimated Claims against Asbestos Mines. The Company’s proposal is not limited as to the time period to which the Claims arose.
The Company’s offer to extend the funding arrangements of the SPF to permit the SPF to meet proven asbestos-related Claims from members of the Baryulgil community is proposed to be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.
On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The terms of such access are not yet settled. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information or the methodologies to be adopted by the Approved Actuary. As a result, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or that may be disclosed in the future.
SCI and Other Related Expenses
The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2005	2004	2005	2004

SCI	$—	$3.4	$—	$6.3
Internal Investigation	—	1.1	—	1.1
ASIC investigation	—	—	0.2	—
Resolution advisory fees	3.3	0.7	5.7	0.7
Funding advice and other	1.4	0.4	4.0	0.4

Total SCI and other related expenses	$4.7	$5.6	$9.9	$8.5

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.
Australian Securities and Investments Commission Investigation
The Australian Securities and Investments Commission (ASIC) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company and various directors and officers of the Company and upon certain of the company’s advisers and auditors at the time of the separation and restructure transactions described above. ASIC has also served notices requiring the Company and ABN 60 to produce certain computerized information and requiring certain current and former directors and officers of ABN 60 or the Company to present themselves for examination by ASIC delegates. The individuals who have been required to attend such examinations have done so. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.
To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
The Company may incur liability to meet the costs of current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received from any current or former officers in relation to the ASIC investigation, except in relation to the examination by a former director of ABN 60 by ASIC delegates, the amount of which cannot be

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
assessed at present. In relation to this claim and any others that may arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

Interim Funding and ABN 60 Indemnity

The Company has previously announced a number of measures in relation to the funding position of the Foundation prior to the Company’s entry into the Principal Agreement. On 3 December 2004, and in part as a result of initiatives undertaken by the Company, the Foundation received a payment of A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.

The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the period ended 30 September 2005.

Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.

On 31 March 2005, the Company provided a further commitment to assist the Foundation to obtain interim funding, if necessary, prior to the Principal Agreement being finalised in accordance with the updated timetable announced on that date.

The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this commitment.

With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation

On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries were dismissed with their consent.

The potential for Amaba, Amaca or ABN 60 to be placed into insolvency has been further reduced by legislation passed in NSW (the James Hardie Former Subsidiaries (Special Provisions) Act 2005), which came into force on 23 June 2005. The stated purpose of the legislation was to maintain the status quo of Amaca, Amaba and ABN 60, including by providing for a statutory form of administration for those entities so as to prevent them being placed into administration or liquidation under the provisions of the Australian Corporations Act which would usually apply to an insolvent

James Hardie Industries N.V. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Australian company. The legislation also sought to ensure that the directors of those entities would not seek to remove the assets or the register of shares in those entities outside New South Wales.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

The Company believes that future costs related to the Company’s negotiations toward a Principal Agreement are likely to be material over the short term. The Company does not expect any additional costs to be incurred in connection with the SCI.

9.	New Debt Facilities

In June 2005, the Company entered into new uncollateralized debt facilities totalling US$355.0 million. These new debt facilities are revolving US dollar cash advance facilities involving bilateral agreements with six banks and replace the Company’s previous revolving and stand-by credit facilities at 31 March 2005 of approximately US$286.0 million. These new facilities are available for general corporate purposes.

Each of these new facilities is for an initial term of 364 days. The interest rate for each facility is the London Inter-Bank Offered Rate (“LIBOR”) for US dollar deposits plus a margin. These facilities also require the Company to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and have limits on how much the Company can spend on an annual basis in relation to asbestos payments.

Upon completion and execution of the proposed Principal Agreement and it becoming effective within the 364 day initial term, US$245.0 million of these facilities will be extended by four years to a five-year term. With the exception of margins and commitment fees, terms of these extended facilities would not change.

If the terms of the final Principal Agreement are materially different from those set forth in the Heads of Agreement, the banks may not agree to extend the facilities described above, and, in such event, the Company would have to seek alternative financing. At 30 September 2005, there were no amounts outstanding under any of these facilities and management believes that the Company was in compliance with all restrictive covenants related to these borrowing facilities. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd, Amaba Pty Ltd or ABN 60 Pty Ltd.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.
Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For the six months ended 30 September 2005, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other[1]

Net sales	81.8%	11.7%	3.8%	2.7%
Cost of goods sold	83.6%	11.0%	3.1%	2.3%
Expenses	69.5%	22.1%	2.6%	5.8%
Liabilities (excluding borrowings)	79.4%	12.9%	5.7%	2.0%

(1)	Comprised of Philippine pesos, Euros and Chilean pesos.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 September 2005, outstanding foreign exchange contracts were not material.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. At 30 September 2005, 100% of our borrowings were fixed-rate. The fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the six months ended 30 September 2005, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 30 September 2005, the expected maturity date of future principal repayments and related weighted average interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 30 September 2005, all of our outstanding fixed-rate borrowings were denominated in U.S. dollars.
Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March
	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate debt	$25.7	$27.1	$8.1	$46.2	$40.3	$147.4	$174.4

Weighted-average interest rate	6.92%	6.99%	7.05%	7.12%	7.35%	7.12%
On 5 November 2005, we repaid $25.7 million of outstanding borrowings in accordance with the debt maturity schedule.
Commodity Price Risk
Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

Disclaimer
This Financial Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the successful implementation of new software systems. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

FY06 2nd Quarter and Half Year Results 10 November 2005 In this Management Presentation, we present financial measures that we believe are customarily used by our Australian investors. In each case where we present one of these measures, the equivalent US GAAP financial measure is defined in the Definitions section on pages 47 and 48. Specifically, these measures include "EBIT", "EBIT Margin", "Operating profit from continuing operations", and "Net operating profit including discontinued operations". The Definitions section also includes other terms that we use for measuring our sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios "Net cash/debt", "Net debt payback", "Gearing Ratio", "Net Interest Expense Cover", and "Net Interest Paid Cover"; and the Non-US GAAP financial measure "EBITDA". Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter and first half of the current fiscal year versus the 2nd quarter and first half of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Voluntary asbestos-related compensation funding proposal - Russell Chenu, CFO Questions and Answers Agenda

Overview Strong 2nd quarter results Very strong top-line growth Significant EBIT improvement, despite higher costs On track to meet business targets for year Strong cashflow generation Further strengthening of balance sheet Further progress on Principal Deed discussions

Overview 2nd Quarter and Half Year FY06 Q2'06 % HY'06 % Net Sales up 25 up 21 Gross Profit up 41 up 36 EBIT up 91 up 66 Operating Profit from Continuing Operations up 93 up 67 Net Operating Profit Including Discontinued Operations up 92 up 69

Highlights 2nd Quarter USA Fibre Cement - EBIT up 76% Australia and New Zealand Fibre Cement - EBIT up 3% Philippines Fibre Cement - EBIT positive Hardie Pipe - EBIT loss reduced

Exceeding Targets HY'06 Actual Long Term Target2 Revenue Growth 25% >15% EBIT1/Sales 22% >15% ROA (EBIT1/GCE) 37% >15% 1Includes SCI and related expenses of US$9.9 million 2 Per annum 1Includes SCI and related expenses of US$9.9 million 2 Per annum

Operating Review Louis Gries, CEO

USA Fibre Cement Photo

2nd Quarter Result - Very Strong Sales Growth Net Sales up 33% to US$307.4 million Sales Volume up 21% to 556.8 mmsf Average Price up 10% to US$552 per msf EBIT up 76% to US$86.1 million EBIT Margin up 6.8 pts to 28.0% USA Fibre Cement

USA Fibre Cement 2nd Quarter Trading Conditions New housing construction and repair and remodelling remained at very solid levels Modest interest rate increases, but rates still low Strong house prices Consumer and builder confidence Severe hurricanes hit Gulf Coast But Louisianna and Mississippi less than 5% of total net sales Freight and energy costs up

USA Fibre Cement Key Points Very strong sales growth Significant market penetration against alternative materials ColorPlusTM strategy continuing to progress well More paint lines being built Both interior and exterior products growing strongly Growth across both emerging and established markets Increased cement, energy and freight costs

USA Fibre Cement Outlook New housing construction activity to slow slightly, but maintain a healthy pace More modest interest rate increases Permits strong Builder and consumer confidence strong Repair and remodelling activity to remain healthy Further growth in demand for fibre cement More market share gains against alternative materials Cement, energy and freight costs to remain high Good sales growth and EBIT performance to continue

USA Fibre Cement

Top Line Growth

JH Volume
JH Revenue
Housing Starts
Volume (mmsf)/ Starts (000s Units)
Revenue (US$M)
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
HYFY06

13

USA Fibre Cement Top Line Growth 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 2400 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 HYFY06 Volume (mmsf)/ Starts (000s Units) $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 $1,100 $1,200 Revenue (US$M) JH Volume JH Revenue Housing Starts

USA Fibre Cement

Average Selling Price
US$ per MSF
580
560
540
520
500
480
460
440
420
400
380
360
FY00
FY01
FY02
FY03
FY04
FY05
HY06

14

USA Fibre Cement Average Selling Price US$ per MSF 360 380 400 420 440 460 480 500 520 540 560 580 FY00 FY01 FY02 FY03 FY04 FY05 HY06

USA Fibre Cement

EBIT and EBIT Margin*
EBIT
EBIT/Sales
EBIT US$M
EBIT MARGIN %
100
90
80
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
FY01
FY02
FY03
FY04
FY05
Q2FY06

15

USA Fibre Cement *Excludes restructuring and other operating expenses of US$12.6 million in Q3'FY02 0 10 20 30 40 50 60 70 80 90 100 FY01 FY02 FY03 FY04 FY05 Q2FY06 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales EBIT and EBIT Margin*

USA Fibre Cement Strategy Aggressively grow demand for fibre cement in our targeted markets Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

Asia Pacific Fibre Cement Photo

Asia Pacific Fibre Cement 2nd Quarter Result Net Sales up 2% to US$63.5 million Sales Volume down 9% to 93.7 mmsf EBIT down 2% to US$12.0 million EBIT Margin down 0.8 pt to 18.9%

Strategy Grow primary demand for fibre cement Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Asia Pacific Fibre Cement

Asia Pacific Fibre Cement Australia and New Zealand - Key Points New housing construction weaker in both Australia and New Zealand Some new product bans and boycotts in Australia Net sales up 4% EBIT up 3%, EBIT margin 19.6%

Asia Pacific Fibre Cement Industrial Dispute Involves flat sheet and pipes plants in Queensland Current EBA now up for renegotiation Seeking separate EBAs Flat sheet and pipes businesses are fundamentally different Needed for sustainability of pipes business

Asia Pacific Fibre Cement Australia and New Zealand - Outlook No improvement in new housing construction and renovation activity expected short term Growth in primary demand for fibre cement in Australia Product bans and boycotts to remain until voluntary asbestos compensation arrangement finalised

Asia Pacific Fibre Cement Philippines - Key Points Domestic construction continues to be affected by political and economic uncertainty Net sales down on higher selling prices EBIT positive Outlook Improved building and construction activity Stronger demand Developments in political environment remain a key factor

Other Fibre Cement USA Hardie Pipe - Key Points Non-residential construction activity in Florida remained buoyant Softer demand due to higher prices EBIT loss reduced, cash positive for first half

Other Fibre Cement Europe Fibre Cement Demand continuing to build steadily Artisan(tm) Roofing Early market development progressing

Overall Outlook Housing construction and repair and remodeling activity in North America to remain healthy over second half Further market penetration against alternative materials Confident of achieving 15%-25% revenue growth for FY06 Expect to run above EBIT margin target over short term No material improvement to market conditions in Asia Pacific businesses expected short term SCI related costs expected to continue into next fiscal year

James Hardie

Financial Review

Russell Chenu, CFO

Financial Review Russell Chenu, CFO

Overview Continued to generate strong operating cashflow Financial position further strengthened Net cash US$23.5m v US$45.8m net debt (pcp) Interim dividend of US 4.0 cents Payable 16 December 2005 to shareholders registered 29 November 2005

US$ Million Q2'06 Q2'05 % Change Net sales 376.6 300.9 25 Gross profit 137.3 97.1 41 SG&A expenses (49.7) (45.5) 9 Research & development expenses (7.1) (5.3) 34 SCI and other related expenses (4.7) (5.6) (16) Other operating income / (expenses) 0.6 (0.7) (186) EBIT 76.4 40.0 91 Net interest expense (1.0) (1.3) (23) Other expenses, net - (1.9) - Income tax expense (27.8) (12.1) 130 Operating profit from continuing operations 47.6 24.7 93 Results - Q2

Results - Half Year US$ Million HY'06 HY'05 % Change Net sales 736.0 607.0 21 Gross profit 282.6 208.4 36 SG&A expenses (95.2) (90.6) 5 Research & development expenses (13.4) (10.3) 30 SCI and other related expenses (9.9) (8.5) 16 Other operating income / (expenses) (0.8) (0.7) 14 EBIT 163.3 98.3 66 Net interest expense (1.7) (3.8) (55) Other expenses, net - (1.9) - Income tax expense (58.1) (30.8) 89 Operating profit from continuing operations 103.5 61.8 67

Segment Net Sales - Q2 US$ Million Q2 '06 Q2 '05 % Change USA Fibre Cement 307.4 231.0 33 Asia Pacific Fibre Cement 63.5 62.5 2 Other Fibre Cement 5.7 7.4 (23) Total 376.6 300.9 25

Segment Net Sales - Half Year US$ Million HY '06 HY '05 % Change USA Fibre Cement 594.9 471.7 26 Asia Pacific Fibre Cement 125.2 119.8 5 Other Fibre Cement 15.9 15.5 3 Total 736.0 607.0 21

Segment EBIT - Q2 US$ Million Q2 '06 Q2 '05 % Change USA Fibre Cement 86.1 49.0 76 Asia Pacific Fibre Cement 12.0 12.3 (2) Other Fibre Cement (2.6) (4.2) 38 R & D (4.0) (3.4) (18) Total Segment EBIT 91.5 53.7 70 General Corporate (15.1) (13.7) (10) Total EBIT 76.4 40.0 91 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Segment EBIT - Half Year US$ Million HY '06 HY '05 % Change USA Fibre Cement 180.2 112.1 61 Asia Pacific Fibre Cement 24.4 24.3 - Other Fibre Cement (6.1) (7.5) 19 R & D (7.2) (7.5) 4 Total Segment EBIT 191.3 121.4 56 General Corporate (28.0) (23.1) (21) Total EBIT 163.3 98.3 66 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Corporate Costs - Q2 and Half Year US$ Million Q2'06 Q2'05 HY'06 HY'05 Stock compensation expense 1.2 0.5 2.3 0.7 SCI and other related expenses 4.7 5.6 9.9 8.5 Other costs 9.2 7.6 15.8 13.9 Total 15.1 13.7 28.0 23.1

Net Interest Expense US$ Million Q2'06 Q2'05 %Change Net interest expense (1.0) (1.3) (23) HY'06 HY'05 %Change Net interest expense (1.7) (3.8) (55)

Income Tax Expense US$ Million Q2'06 Q2'05 %Change Income tax expense (27.8) (12.1) 130 Rate 36.9% 32.9% HY'06 HY'05 %Change Income tax expense (58.1) (30.8) 89 Rate 36.0% 33.3%

EBITDA - Q2 Q2'06 Q2'05 %Change EBIT USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 86.1 12.0 (2.6) (4.0) (15.1) 49.0 12.3 (4.2) (3.4) (13.7) 76 (2) 38 (18) (10) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 10.2 2.2 0.7 5.8 2.4 0.8 76 (8) (13) Total EBITDA 89.5 49.0 83 Net cash provided by operating activities 70.6 65.9 7 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other Depreciation and Amortisation includes Other Fibre Cement, R & D and General Corporate

EBITDA - Half Year HY'06 HY'05 %Change EBIT USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 180.2 24.4 (6.1) (7.2) (28.0) 112.1 24.3 (7.5) (7.5) (23.1) 61 - 19 4 (21) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 16.3 4.7 1.5 11.6 4.7 1.6 41 - (6) Total EBITDA 185.8 116.2 60 Net cash provided by operating activities 147.8 136.9 8 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other Depreciation and Amortisation includes Other Fibre Cement, R & D and General Corporate

Capital Expenditure – Half Year

US$ Million	Capital Expenditure HY'06	Capital Expenditure HY'05	Depreciation HY'06	Depreciation HY'05
USA Fibre Cement	71.4	77.1	16.3	11.6
Asia Pacific Fibre Cement	2.8	2.4	4.7	4.7
Other	0.8	1.6	1.5	1.6
Total Segments	75.0	81.1	22.5	17.9

40

Capital Expenditure - Half Year Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million HY'06 HY'05 HY'06 HY'05 USA Fibre Cement 71.4 77.1 16.3 11.6 Asia Pacific Fibre Cement 2.8 2.4 4.7 4.7 Other 0.8 1.6 1.5 1.6 Total Segments 75.0 81.1 22.5 17.9 Other includes Other Fibre Cement, R & D and General Corporate

Key Ratios HY'06 FY'05 FY '04 EPS (Diluted) 22.3c 27.7c 27.2c Dividend Paid per share 6.0c 3.0c 5.0c Return on Shareholders Funds* # 31.0% 22.4% 27.6% Return on Capital Employed# 36.9% 23.6% 23.4% EBIT/ Sales (EBIT margin) 22.3% 16.2% 17.5% Gearing Ratio^ (3.4)% 6.8% 17.0% Net Interest Expense Cover 98.4x 38.5x 17.2x Net Interest Paid Cover 44.8x 17.8x 14.8x Net Debt Payback^ (2.2) mths 2.5 mths 7.6 mths * Total Company # Annualised

James Hardie

Voluntary asbestos-related compensation funding proposal

Russell Chenu, CFO

Voluntary asbestos-related compensation funding proposal Russell Chenu, CFO

Voluntary Asbestos Compensation Funding Proposal Update Further progress made on points of difference in Principal Deed discussions - now working on draft 12 Continuing to discuss tax deductibility of payments to Special Purpose Fund with Australian Taxation Office and Federal Treasury Not possible to reliably estimate date for signing Principal Deed and shareholder meeting No provision for asbestos liability in accounts before SFAS 5 definitions of probable and estimable are satisfied

Summary Strong operating performance The company's financial position remains strong Continuing to narrow points of difference in Principal Deed discussions Tax deductibility of payments to the SPF remains a key issue for "affordability" SCI related expenses continue to be a significant cost burden

Questions & Answers

Disclaimer This Management's Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; statements about product or environmental liabilities; and expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release, a Financial Report and Results at a Glance document. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations. Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet msf - thousand square feet

Endnotes Financial Ratios Net debt payback - Net cash/debt divided by cash flows from operations times 12 months. Gearing Ratio -is borrowings less cash (net debt) divided by net debt plus shareholders' equity. Net Interest Expense Cover - EBIT divided by Net Interest Expense. Net Interest Paid Cover - EBIT divided by the sum of Net Interest Expense plus capitalised interest. Non US GAAP Financial Measures EBITDA - is not a measure of financial performance under US GAAP and should not be considered as an alternative to , or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. All companies do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other companies. We have included information concerning EBITDA because we believe that EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.